SECURITIES & EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         Notification of Late Filing

                             GREENSHIFT CORPORATION


                         Commission File Number 0-28887

(Check one)
   [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F

   [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

       For the period ended:  December 31, 2005
                              -----------------

   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:
                                          -------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

  Full name of Registrant       GREENSHIFT CORPORATION
                                -----------------------

  Former name, if applicable
                                ---------------------------

            535 West 34th Street, Suite 203, New York, NY 10001
           ------------------------------------------------
                 Address of principal executive office

                                     PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

GreenShift Corporation is unable to file its Annual Report on Form 10-KSB within the required time because there was a delay in completing the adjustments necessary to close its books for the year.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  James Grainer  646-792-2634

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GreenShift   Corporation  was  engaged  in  the  clothing  business  during  the corresponding period of 2004. Today it is a business development corporation with investments in several portfolio companies.

                             GREENSHIFT CORPORATION
               ----------------------------------------------
               Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2006          By: /s/ James Grainer
                                   --------------------------
                                       James Grainer
                                       President